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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                Alpine Group Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock $O.10 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    020825105
                                 --------------
                                 (CUSIP Number)


                          A. Alex Porter and Paul Orlin
                              Porter, Felleman Inc.
                           100 Park Avenue, Suite 2120
                               New York, NY 10017
                                  212-689-1203

                      ------------------------------------
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                           Notices and Communications

                                  June 2, 2000

                          -----------------------------
                          (Date of Event which Required
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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Cusip No.:  020825105
           -----------

l)     Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
       Person: A. Alex Porter and Paul Orlin
               ------------------------------------------------------------

2)     Check the Appropriate Box if a Member of a Group

       (a)
              -----

       (b)      x
              -----

3)     SEC Use Only:
                    ------------------------------------------------------------

4)     Source of Funds:                WC
                       ---------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    ------------------------------------------------------------

6)     Citizenship or Place of Organization:          U.S.A.
                                            ------------------------------------

       Number of           (7)        Sole Voting Power:                779,400
                                                                        -------
       Shares
       Beneficially        (8)        Shared Voting Power:                 0
                                                                        -------
       Owned by
       Each                (9)        Sole Dispositive Power:           779,400
                                                                        -------
       Reporting
       Person With         (10)       Shared Dispositive Power:            0
                                                                        -------

ll)    Aggregate Amount Beneficially Owned by Each Reporting person: 779,400
                                                                    -----------

12)    Check if the Aggregate Amount in Row (ll) Excludes Certain Shares:
                                                                         -------

13)    Percent of Class Represented by Amount in Row (ll): 5.52%
                                                           -----

14)    Type of Reporting Person:                  PN and CO
                                ------------------------------------------------



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                           ITEM 1. SECURITY AND ISSUER

       The class of equity security to which this statement relates is the common stock, $0.10 par value of Alpine Group Inc. ("Common Stock"). Alpine Group Inc. has its principal executive offices at 1790 Broadway, New York, New York 10019-1412.

                         ITEM 2. IDENTITY AND BACKGROUND

       The persons filing this Schedule (collectively, the "Reporting Persons") are Amici Associates and The Collectors' Fund and A. Alex Porter and Paul Orlin, principals of Porter, Felleman Inc. ("PFI"). Amici Associates and The Collectors' Fund (collectively, the "Partnerships") are New York limited partnerships whose principal business is investing, reinvesting and trading in securities and rights and options relating thereto. The business address of each of the Partnerships is 100 Park Avenue, New York, New York 10017. PFI is a corporation whose principal business is acting as an investment advisor. The business address of PFI is 100 Park Avenue, New York, New York 10017.

       None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been, during the last five years, a party to a civil proceeding described in Item 2(e) of Schedule 13D.

       The General Partners of Amici Associates and The Collectors' Fund and the stockholders of PFI are A. Alex Porter and Paul Orlin. The principal occupation of Messrs. Porter and Orlin is acting as general partners of Amici Associates and The Collectors' Fund and as the principals of PFI. Neither Mr. Porter nor Mr. Orlin have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been during the last five years, a party to a civil proceeding described in Item 2(e) of Schedule 13D. Messrs. Porter and Orlin are citizens of the United States.

           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The amount of funds used by Amici Associates and The Collector's Fund (together "the Partnerships") and Porter, Felleman Inc. ("PFI") to acquire the shares of Common Stock described in Item 5(a) are set forth in Exhibit 1 of this filing. The funds for the acquisition of shares on behalf of each of the partnerships were obtained from the working capital of each or the Partnerships. The funds for the acquisition of shares acquired on behalf of PFI were obtained from the equity capital of PFI.

                         ITEM 4. PURPOSE OF TRANSACTION

            The acquisitions of Shares of Common Stock described herein were made in the ordinary course of each of the Reporting Persons' business. Messrs. Porter and Orlin, as General Partners of Amici Associates and The Collectors' Fund and principals of PFI, reserve the right to purchase additional shares of Common Stock or to dispose of shares of Common Stock in the open market or in privately negotiated transactions or in any other lawful manner in the future. Messrs. Porter and Orlin reserve the right to take whatever action with respect to each of the Reporting Persons' holdings of Common Stock they deem to be in the best interest of such


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Reporting Persons. The acquisitions described herein were not made for the purpose of acquiring control of the Issuer.

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares outstanding of Common Stock beneficially owned by each of the Reporting Persons are set forth below. These percentages are computed based on the Issuer's shares of Common Stock outstanding (14,125,859) as of the close of business on May 5, 2000 as set forth in the Issuer's Form 10-Q filed for the period ending March 31, 2000.


           Reporting Persons               Beneficially Owned                Outstanding Shares
           -----------------               ------------------                ------------------
           Amici Associates                      605,500                            4.29

           The Collectors' Fund                  124,600                            0.88

           Porter, Felleman Inc.                 49,300                             0.35

           A. Alex Porter                        779,400                            5.52

           Paul Orlin                            779,400                            5.52


(b) Messrs. Porter and Orlin, as General Partners of the Partnerships and Principals of PFI, have sole power to vote, direct the vote, dispose and direct the disposition of such shares listed as beneficially owned by it in Item 5(a).

(c) The trade dates, number of shares and price per share of transactions made on the part of the Reporting Persons in shares of Common Stock within the last sixty days or since the most recent filing on Schedule 13D, whichever is less, are set forth in Exhibit 1. The purchases set forth in Exhibit 1 were effected by the Reporting Persons on the New York Stock Exchange.

       ITEM 6. CONTRACTS ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH
                      RESPECT TO SECURITIES OF THE ISSUER.

       None.

                    ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       As reported in Items 3 and 5(a), Exhibit 1 sets forth certain information regarding the number of shares purchased, the price per share, the trade date, and the aggregate purchase price paid by each purchaser.

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2000                      A. Alex Porter

                                         ------------------------------------

                                         Paul Orlin

                                         ------------------------------------

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